HOUDINI PARTNERS WITH PUMP.FUN's TERMINAL TO BRING PRIVATE DEPOSITS AND WITHDRAWALS TO ONCHAIN TRADING

Integration lets traders manage multiple wallets without onchain linkage, another sign private onboarding is becoming standard

TORONTO, July 16, 2026. Houdini Swap ("Houdini"), the non-custodial, privacy-focused cross-chain swap aggregator owned by SOL Strategies Inc. (CSE: HODL / NASDAQ: STKE), today announced a partnership with Terminal, the multichain trading platform from pump.fun. The integration embeds private deposits and withdrawals directly into Terminal, giving traders a way to fund and manage their accounts without exposing the connections between their wallets.

Onchain trading is public by default. Anyone can watch a wallet's balance, trace its trades, and piece together a strategy in real time. For traders running multiple accounts, that visibility carries a cost. An edge built over months of work can be reverse-engineered by anyone willing to look closely enough.

Houdini's integration with Terminal is built to close that gap. Terminal users can deposit into and withdraw from the platform through Houdini's privacy infrastructure, without a visible onchain link between the source of funds and the destination wallet.

The partnership also brings Houdini's Multi-Swap functionality to Terminal users. Multi-Swap lets a trader fund up to ten wallets from a single source in one signature, without a shared onchain trail connecting them. A market maker running separate strategies out of separate wallets, for example, can fund all of them in one transaction instead of sending to each wallet one visibly linked transfer at a time.

"Every trading platform is dealing with the same problem right now," said Michael Hubbard, Chief Executive Officer of SOL Strategies. "The moment a user deposits, their wallet is exposed to anyone paying attention. We think private onboarding and offboarding should be table stakes for onchain applications, not a feature you have to go looking for. And this isn't just about trading terminals. Prediction markets, perps platforms, neobanks, DEXs: they should all give users the option to fund their accounts privately. That's the standard we think the industry is heading toward, and this integration with Terminal is a good example of what it looks like in practice."

"Privacy at the deposit and withdrawal layer is a highly requested feature from our traders. They move fast and they move in size, and the moment they deposit, that wallet gets linked to every other one they've touched. Houdini gives our users a way to fund and move between accounts without handing that information to anyone watching the chain. It's built directly into Terminal, so it doesn't slow anyone down." - Alon, COO, Baton Corporation.

About Houdini

Houdini is a non-custodial, privacy-focused cross-chain swap aggregator. It breaks the onchain link between sender and receiver by routing transactions across 100+ blockchain networks and off-chain exchange partners, without ever holding user funds. Houdini has processed more than $2.8 billion in cumulative transaction volume. Houdini is owned by SOL Strategies Inc. (CSE: HODL / NASDAQ: STKE). Learn more at houdiniswap.com.

About Terminal

Terminal is a multichain trading platform built by pump.fun for fast execution across chains including Solana and EVM networks.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements about the anticipated benefits of the Terminal integration and expectations for the broader adoption of private onboarding and offboarding across onchain platforms.. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.